FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

ROYAL CARIBBEAN CRUISES LTD.

1050 Caribbean Way, Miami, Florida 33132
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                                 Form 20-F |X|                                         Form 40-F |_|

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                       Yes |_|                                                    No |X|

         [If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______.]

The following document is being furnished by Royal Caribbean Cruises Ltd. pursuant to this Report on Form 6-K: Document No. 1 Royal Caribbean Cruises Ltd., 2003 Annual Report.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL CARIBBEAN CRUISES LTD. (Registrant) /S/ BONNIE S. BIUMI —————————————— Bonnie S. Biumi Senior Vice President, Treasurer
Date: May 3, 2004

DOCUMENT NO. 1

ROYAL CARIBBEAN CRUISES LTD. 2003 ANNUAL REPORT (Picture)

FINANCIAL HIGHLIGHTS

(dollars in thousands, except per share data)

	2003	2002	2001

Revenues	$3,784,249	$3,434,347	$3,145,250
Operating Income	526,185	550,975	455,605
Net Income	280,664	351,284	254,457
Earnings Per Share*	$1.42	$1.79	$1.32
Shareholders' Equity	$4,262,897	$4,034,694	$3,756,584

      (*diluted)

ROYAL CARIBBEAN CRUISES LTD.

   CHAIRMAN’S LETTER

(Photo)

Richard D. Fain
Chairman and CEO

April 22, 2004

DEAR SHAREHOLDERS:

A well-known African proverb says, “Smooth seas do not make for skillful sailors.” If that is true, your company has certainly proven its seamanship during a very difficult period. We have come through a “perfect storm” – war, terrorism, outbreaks of flu and SARS, and general economic malaise – in remarkably shipshape condition. In 2003, Revenues climbed 10.2 percent to $3.8 billion and yields decreased less than 1 percent, a modest dip given the impact of these events on our business. We ended 2003 with Net Income of $280.7 million, or $1.42 per share, and we have predicted publicly that we will better that by 50 percent in 2004.

Any drop in yields is disappointing, but the fact that the decline was only 0.6 percent, on top of only 0.7 percent in 2002, is formidable evidence of our company’s resilience and ability to absorb new capacity. In the two years following 9/11, we added 29 percent to our capacity and managed to fill that new capacity while maintaining yields within 1.3 percent of 2001. We have now experienced four consecutive years of double-digit growth in capacity. This newbuilding program enabled us to achieve a critical mass that now works powerfully in our favor in brand presence and economies of scale. Having this momentum, and assuming no external shocks, we are expecting significant improvements in both yields and profits going forward.

Capital expenditures, which exceeded $1.0 billion in each of the four years 2000-2003, will now be at levels below the company’s anticipated cash-flow generation at least through 2006. Net debt-to-capital ratio was 56.4 percent and long-term debt was $5.8 billion at the end of 2003. We issued $600 million in senior unsecured notes in 2003, and as of March 31, we had liquidity of $1.8 billion, sustaining the strongest cash flow in our history and enabling us to pay down debt. We are striving to regain our investment grade rating, which we lost in the immediate aftermath of 9/11.

NEWBUILDS AND HIGHER DEMAND
The fundamental strengths of our business model remain very much intact – strong brands with rising demand, favorable demographics in age and income, high satisfaction levels, and a modern, innovative fleet. Royal Caribbean International and Celebrity Cruises served three million guests in 2003 and topped 20 million passenger cruise days for the first time.

From the debut of Voyager of the Seas in November 1999 to the delivery of Jewel of the Seas

ROYAL CARIBBEAN CRUISES LTD.

in April 2004, we have doubled our capacity to over 60,000 lower berths. Royal Caribbean International’s Serenade of the Seas and Mariner of the Seas arrived in 2003, with today’s fleet standing at 29 ships. Serenade of the Seas is a stylish addition to the sleek and glittering Radiance class. Mariner of the Seas, enlivened with a pool deck-turned-art gallery by neo-pop artist Romero Britto, is the “most perfect incarnation” of the Voyager class, according to travel guru Arthur Frommer.

In our first firm order in 3½ years, we have now contracted for “Ultra Voyager,” for delivery in May 2006. As an enhancement to her five Voyager-class predecessors, this ship will provide for lower per-berth capital and operating costs with a 16 percent increase in the number of berths. Ultra Voyager will further bolster the industry-changing impact of our Voyager-class ships on consumers and travel agents.

DIVERSIFYING OUR HOMEPORTS
Our deployment strategy, particularly the use of homeports accessible to populous drive markets, has been especially effective the past two years. In 2003, we restored our short cruises in Los Angeles with a California-style refurbishment of Monarch of the Seas while Celebrity Cruises initiated winter sailings to the Mexican Riviera with Mercury. Most significantly, we assigned our newest Voyager-class ship, Mariner of the Seas, to Port Canaveral to capitalize on Central Florida’s huge tourism market. In May, we will take a major step forward in serving our New York-based itineraries when Voyager of the Seas becomes the first of our 142,000-ton Voyager-class ships to sail from New York Harbor. She will sail from Cape Liberty Cruise Port, a new facility in Bayonne directly across the Hudson River south of Manhattan. The redeveloping new port is convenient to major transportation systems yet away from the congestion of Manhattan’s West Side docks. A renovated/renamed Empress of the Seas (formerly Nordic Empress) also will cruise from Cape Liberty for her Bermuda season.

In Europe, we are very pleased to see strengthening demand. We have increased our European deployment this summer to a record six ships and have enacted broadly-based price increases across the fleet. We recently announced that Legend of the Seas will be based out of Southampton, England, for the 2005 summer season, offering 14-night cruises to U.K. customers.

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Assuming no external shocks, we are expecting significant
improvements in both yields and profits going forward.

This initiative represents a major step forward in our commitment to grow our international customer sourcing and to expand our global presence. We also expect Island Cruises, our joint venture with U.K. tour operator First Choice Holidays, to be profitable.

BUILDING OUR BRANDS
A truly gratifying development in 2003 was the revitalization of the Celebrity Cruises product. A new innovative marketing campaign depicted ordinary people being treated like celebrities. The campaign has significantly raised consumer awareness of a Brand Transformation that features dozens of enhancements to the onboard experience. These special touches included cushioned chairs and larger tables for dining on the veranda, cold towels for guests returning from tours, and soft bathrobes and fine shampoos and body lotions. A special ConciergeClass category also helped drive Celebrity pricing toward the premium levels it needs.

Celebrity also unveiled a breakthrough idea – Celebrity Xpeditions, a program of special excursions and adventure sailings that will include the exotic Galapagos Islands, the Arctic Circle, the Antarctic, and other remote destinations. Celebrity Xpeditions begin in June 2004 with our newly acquired, 100-guest megayacht Xpedition sailing to seven islands in the Galapagos. These seven- to ten-night cruisetours in the land that inspired Darwin’s discoveries will “evolve” into other unusual outings, such as race-car driving in Palm Beach, backstage visits to Cirque du Soleil, and sport fishing in British Columbia. Our goal is to have one Xpedition on every major itinerary.

Coupled with Royal Caribbean International’s GOLD Anchor Service and long-established reputation for innovative programs, Celebrity’s rejuvenation helps us solidify our brand positioning in the competitive cruise market. Fortunately, it has registered – loud and clear – with travel agents and consumers. Among the many awards and honors, Royal Caribbean International was named by Travel Weekly as the Best Overall Cruise Line. Royal Caribbean also has been named Best Large Ship Design, Best Caribbean Itinerary, and Best Family Cruise. In the 2003 prestigious Condè Nast Readers’ Choice Awards, Celebrity Cruises was selected as the Best Premium Brand in the industry. Condè Nast Traveler ranked all seven of the Celebrity ships that qualified among the top nine in the Best Large Ships category. Including Royal Caribbean International ships from the same poll, our brands had 17 of the top 30 places.

ROYAL CARIBBEAN CRUISES LTD.

PARTNERS IN PROGRESS
In recent years, we have cultivated several brand partnerships that enhance the quality of our cruise vacations, whether it’s a burger and shake at Johnny Rockets®, a double-fudge scoop of Ben & Jerry’s® ice cream, or coffee from Seattle’s Best Coffee®and Cova Café Milano. And our recent announcement that Celebrity Cruises will partner with Cirque du Soleil to enhance the entertainment on the Millennium-class ships has been extremely well-received by the travel trade and our loyal guest base. We believe these marketing alliances are providing great value to our onboard products.

We also have nurtured environmental partnerships since 1996 through our Ocean Fund, contributing $6.6 million to marine-conservation groups such as The Nature Conservancy, National Audubon Society, and World Wildlife Fund. Clearly, our stewardship in this critical area is making a difference in protecting our valuable marine resources.

A separate initiative, in partnership with Conservation International and manufacturers of marine equipment, is now finalizing the development of a far more advanced wastewater-purification system. These AWP systems offer the potential of purifying these waste streams to near drinking-water levels of purity. We continue to test prototype systems and will have placed contracts for four additional systems in 2004 to determine their operational suitability. Last year we, along with other major cruise companies, committed to install them on all our ships, once the systems have been proven and meet our high purity standards.

CORPORATE GOVERNANCE
An important societal issue affecting everyone in business today is the subject of corporate governance. A number of horrific examples of improprieties have tarnished the image of businesses everywhere and demand that companies respond appropriately. The challenges are significant – we, along with most businesses, already had high standards, and it’s not obvious how to “raise the bar” in a reasonable manner. Nevertheless, our Board and our management have undertaken this responsibility in a serious and diligent way. In addition to all the new requirements established by the Sarbanes-Oxley Act, SEC, the New York Stock Exchange, the Oslo Stock Exchange, etc., we have reinvigorated and expanded our pre-existing ethics

ROYAL CARIBBEAN CRUISES LTD.

Celebrity's rejuvenation helps us solidify our brand
positioning in the competitive cruise industry.

policies and training; taken steps to ensure the independence of our Board of Directors and its committees; expanded our disclosures both in our public filings and on our website; and facilitated improved communication within our management and with our shareholders. One of the committees most impacted by our efforts in this area was the Audit Committee. Its mandate has been broadened and its responsibilities increased substantially. We are pleased that Bill Kimsey, a recently retired CEO of Ernst & Young LLP, has joined our Board and now chairs this important committee.

I believe that most business people and most regulators are struggling to implement significant changes in corporate governance in a very short timeframe. Such aggressive changes are always expensive and often entail their own risk of unintended consequences. Nevertheless, I believe that our Board and our executives have taken the need for this effort to heart and are implementing the necessary steps with a positive and constructive attitude. As a result, I believe the net effect of all these changes will be positive: they will build upon our historical high standards to reduce risk of significant problems and to enable us to better manage our business.

APPRECIATION
It is impossible to properly thank everyone responsible for our company’s remarkable growth and promising future. We will have built 22 ships and 49,000 new berths in a mere decade while dramatically improving the quality of the product we offer and broadening its appeal to an ever-growing breadth of customer. We could not have done so without an extraordinarily capable and dedicated management team. More than 30,000 shipboard and shoreside employees of Royal Caribbean International, Celebrity Cruises, Celebrity Xpeditions, and Royal Celebrity Tours deliver our cruise vacation product daily with great skill and enthusiasm. And, we could not attract three million guests per year without the expertise and professionalism of the travel-agent community. Finally, we could not be daring and innovative without the support of our Board of Directors.

With so much on our horizon bright and promising, we are eager to sail there.

Sincerely, /S/Richard D. Fain —————————————— RICHARD D. FAIN Chairman and Chief Executive Officer

5 ROYAL CARIBBEAN CRUISES LTD.

BOARD OF DIRECTORS		EXECUTIVE OFFICERS

(from left to right)	ARVID GRUNDEKJOEN Anders Wilhelmsen & Co. AS	RICHARD D. FAIN Chairman and Chief Executive Officer, Royal Caribbean Cruises Ltd.
WILLIAM L. KIMSEY Ernst & Young (retired)	EYAL OFFER Carlye M.G. Limited	JACK L. WILLIAMS President and Chief Operating Officer, Royal Caribbean International & Celebrity Cruises
RICHARD D. FAIN Royal Caribbean Cruises Ltd.	LAURA LAVIADA Area Editores	LUIS E. LEON Executive Vice President Chief Financial Officer, Royal Caribbean Cruises Ltd.
THOMAS J. PRITZKER The Pritzker Organization	BERNARD W. ARONSON ACON Investments, LLC	ADAM M. GOLDSTEIN Executive Vice President Brand Operations Royal Caribbean International
JOHN D. CHANDRIS Chandris (UK) Limited	TOR B. ARNEBERG Nightingale & Associates, Inc.
WILLIAM K. REILLY Aqua International Partners	GERT W. MUNTHE Ferd Private Equity
ARNE ALEXANDER WILHELMSEN Anders Wilhelmson & Co. AS

6 ROYAL CARIBBEAN CRUISES LTD.

FINANCIAL TABLE OF CONTENTS

8	Management's Discussion and Analysis of Financial Condition and Results of Operations
18	Report of Independent Certified Public Accountants
19	Consolidated Statements of Operations
20	Consolidated Balance Sheets
21	Consolidated Statements of Cash Flows
22	Consolidated Statements of Shareholders' Equity
23	Notes to the Consolidated Financial Statements
24	Shareholder Information

7 ROYAL CARIBBEAN CRUISES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As used in this document, the terms "Royal Caribbean," "we", "our" and "us" refer to Royal Caribbean Cruises Ltd., the term "Celebrity" refers to Celebrity Cruise Lines Inc. and the terms "Royal Caribbean International" and "Celebrity Cruises" refer to our two cruise brands. In accordance with cruise industry practice, the term "berths" is determined based on double occupancy per cabin even though many cabins can accomodate three or more passengers.

Certain statements under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in our letter to shareholders and elsewhere in this document constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

•	general economic and business conditions,
•	vacation industry competition, including cruise industry competition,
•	changes in vacation industry capacity, including cruise capacity,
•	the impact of tax laws and regulations affecting our business or our principal shareholders,
•	the impact of changes in other laws and regulations affecting our business,
•	the impact of pending or threatened litigation,
•	the delivery of scheduled new ships,
•	emergency ship repairs,
•	incidents involving cruise ships,
•	reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, terrorist attacks, geo-political and economic uncertainties or the unavailability of air service,
•	changes in our stock price, interest rates or oil prices, and
•	weather.

The above examples are not exhaustive and new risks emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. (See Note 1. General and Note 2. Summary of Significant Accounting Policies.) Certain of our accounting policies are deemed “critical,” as they require management’s highest degree of judgment, estimates and assumptions. We have discussed these accounting estimates and disclosures with the audit committee of our board of directors. We believe our most critical accounting policies are as follows:

SHIP ACCOUNTING
Our ships represent our most significant assets and we state them at cost less accumulated depreciation or amortization. Depreciation of ships, which includes amortization of ships under capital leases, is computed net of a 15% projected residual value using the straight-line method over estimated service lives of primarily 30 years. Improvement costs that we believe add value to our ships are capitalized as additions to the ship and depreciated over the improvements’ estimated useful lives. The estimated cost and accumulated depreciation of refurbished or replaced ship components are written-off and any resulting gain or loss is recognized in operating expenses. Repairs and maintenance activities are charged to expense as incurred.

Our service life and residual value estimates take into consideration the impact of anticipated technological changes, long-term cruise and vacation market conditions and historical useful lives of similarly-built ships. In addition, we take into consideration our estimates of the average useful lives of the ships’ major component systems, such as hull, superstructure, main electric, engines and cabins. Given the very large and complex nature of our ships, our accounting estimates related to ships and determinations of ship improvement costs to be capitalized require considerable judgment and are inherently uncertain. We do not have cost segregation studies performed to specifically componentize our ship systems; therefore, we estimate the costs of component systems based principally on general and technical information known about major ship component systems and their lives and our knowledge of the cruise industry. We do not identify and track depreciation by ship component systems, but instead utilize these estimates to determine the net cost basis of assets replaced or refurbished.

We believe we have made reasonable estimates for ship accounting purposes. However, should certain factors or circumstances cause us to revise our estimates of ship service lives or projected residual values, depreciation expense could be materially higher or lower. If circumstances cause us to change our assumptions in making determinations as to whether ship improvements should be capitalized, the amounts we expense each year as

ROYAL CARIBBEAN CRUISES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense. If we had reduced our estimated average 30-year ship service life by one year, depreciation expense for 2003 would have increased by approximately $10 million. Further, if our ships were estimated to have no residual value, depreciation expense for 2003 would have increased by approximately $60 million.

VALUATION OF LONG-LIVED ASSETS AND GOODWILL
We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of our asset based on our estimate of its undiscounted future cash flows. If these estimated future cash flows were less than the carrying value of the asset, an impairment charge would be recognized for the difference between the asset’s estimated fair value and its carrying value.

The determination of fair value is based on quoted market prices in active markets, if available. Such markets are often not available for used cruise ships. Accordingly, we also base fair value on independent appraisals, sales price negotiations and projected future cash flows discounted at a rate determined by management to be commensurate with our business risk. The estimation of fair value utilizing discounted forecasted cash flows includes numerous uncertainties which require our significant judgment when making assumptions of revenues, operating costs, marketing, selling and administrative expenses, interest rates, ship additions and retirements, cruise industry competition and general economic and business conditions, among other factors.

Goodwill is reviewed annually or whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be fully recoverable. The impairment review consists of comparing the fair value of goodwill to the carrying value. If the carrying value exceeds the fair value, an impairment charge would be recognized for the difference between the carrying value and the fair value. We use the market capitalization method in determining the fair value of our goodwill. If, under certain circumstances, this method is not representative of fair value, we use a present value of future cash flows approach.

We believe we have made reasonable estimates and judgments in determining whether our long-lived assets and goodwill have been impaired; however, if there is a material change in the assumptions used in our determination of fair values or if there is a material change in the conditions or circumstances influencing fair value, we could be required to recognize a material impairment charge.

CONTINGENCIES —  LITIGATION
On an ongoing basis, we assess the potential liabilities related to any lawsuits or claims brought against us. While it is typically very difficult to determine the timing and ultimate outcome of such actions, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. In assessing probable losses, we take into consideration estimates of the amount of insurance recoveries, if any. We accrue a liability when we believe a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential insurance recoveries, it is possible that certain matters may be resolved for amounts materially different from any provisions or disclosures that we have previously made.

PROPOSED STATEMENT OF POSITION
On June 29, 2001, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (“AcSEC”) issued a proposed Statement of Position (“SOP”), “Accounting for Certain Costs and Activities Related to Property, Plant and Equipment.” Under the proposed SOP, we would be required to adopt a component method of accounting for our ships. Using this method, each component of a ship would be identified as an asset and depreciated over its own separate expected useful life. In addition, we would have to expense drydocking costs as incurred which differs from our current policy of accruing future drydocking costs evenly over the period to the next scheduled drydocking. Lastly, liquidated damages received from shipyards as mitigation of consequential economic costs incurred as a result of the late delivery of a new ship would have to be recorded as a reduction of the ship’s cost basis versus our current treatment of recording liquidated damages as nonoperating income.

In late 2003, AcSEC revised the SOP, which would allow us to choose the level of componentization for our ships. The level of componentization elected could result in changes in the amount and timing of depreciation, repair and maintenance expenses and any write-offs that may be recognized on the replacement of ship components. Alternatively, the draft SOP allows us to identify each ship as a single component; however, this would require us to expense all subsequent replacements and refurbishments as incurred.

On April 14, 2004, the Financial Accounting Standards Board decided not to approve the SOP; instead, the issues addressed by the SOP will be included in the short-term international convergence project in 2005. We will continue to monitor progress on this project to determine the impact, if any, on our results of operations or financial position.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

TERMINOLOGY

Available Passenger Cruise Days represent double occupancy per cabin multiplied by the number of cruise days for the period.

Gross Cruise Costs represent total operating expenses and marketing, selling and administrative expenses.

Gross Yields represent total revenues per Available Passenger Cruise Day.

Net Cruise Costs represent payroll and related, food and other operating expenses (each of which are described below under the Results of Operations heading) and marketing, selling and administrative expenses.

Net Yields represent total revenues less commissions, transportation and other, and onboard and other expenses (each of which are described below under the Results of Operations heading) per Available Passenger Cruise Day.

Occupancy Percentage, in accordance with cruise industry practice, is calculated by dividing Passenger Cruise Days by Available Passenger Cruise Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

Passenger Cruise Days represent the number of passengers carried for the period multiplied by the number of days of their respective cruises.

RESULTS OF OPERATIONS

For the year ended December 31, 2003, we changed the reporting format of our consolidated statements of operations to separately present our significant sources of revenue and their directly related variable costs and expenses. We have also separately identified certain ship operating expenses, such as payroll and related expenses and food costs. In connection with this change, we have included port costs that vary with passenger head counts in the expense category attributable to passenger ticket revenues, which resulted in a change to Net Yields. All prior periods were reclassified to conform to the current year presentation.

Our revenues consist of the following:

Passenger ticket revenues consist of revenue recognized from the sale of passenger tickets and the sale of air transportation to our ships.

Onboard and other revenues consist primarily of revenues from the sale of goods and/or services onboard our ships, cancellation fees, sales of vacation protection insurance and pre and post tours. Also included are revenues we receive from independent third party concessionaires that pay us a percentage of their revenues in exchange for the right to provide selected activities onboard our ships.

Our operating expenses consist of the following:

Commissions, transportation and other expenses consist of those costs directly associated with passenger ticket revenues, including travel agent commissions, air and other transportation expenses, port costs that vary with passenger head counts and related credit card fees.

Onboard and other expenses consist of the direct costs associated with onboard and other revenues. These costs include the cost of products sold onboard our ships, vacation protection insurance premiums, costs associated with pre and post tours and related credit card fees. Concession revenues have minimal costs associated with them, as the costs related to these activities are incurred by the concessionaires.

Payroll and related expenses consist of costs for shipboard personnel, including officers, crew, hotel and administrative employees.

Food expenses include costs for both passengers and crew.

Other operating expenses consist of operating costs such as fuel, repairs and maintenance, port costs that do not vary with passenger head counts, insurance, entertainment and all other operating costs.

We do not allocate payroll and related costs, food costs or other operating costs to the expense categories attributable to passenger ticket revenues or onboard and other revenues since they are incurred to provide the total cruise vacation experience.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Summary

We reported total revenues, operating income, net income and earnings per share as shown in the following table (in thousands, except per share data):

	Year Ended December 31,

	2003	2002	2001

Total Revenues	$3,784,249	$3,434,347	$3,145,250
Operating Income	526,185	550,975	455,605
Net Income	280,664	351,284	254,457
Basic Earnings Per Share	$1.45	$1.82	$1.32
Diluted Earnings Per Share	$1.42	$1.79	$1.32

Unaudited selected statistical information is shown in the following table:

	Year Ended December 31,

	2003	2002	2001

Passengers Carried	2,990,607	2,768,475	2,438,849
Passenger Cruise Days	20,064,702	18,112,782	15,341,570
Available Passenger Cruise Days	19,439,238	17,334,204	15,067,605
Occupancy Percentage	103.2%	104.5%	101.8%

The following table presents operating data as a percentage of total revenues:

	Year Ended December 31,

	2003	2002	2001

Passenger ticket revenues	73.3	75.4	77.2
Onboard and other revenues	26.7	24.6	22.8

Total revenues	100.0%	100.0%	100.0%
Operating expenses
Commissions, transportation and other	18.1	19.5	23.1
Onboard and other	6.6	6.1	5.7
Payroll and related	11.3	9.2	9.0
Food	6.3	7.4	6.9
Other operating	20.6	19.3	16.8

Total operating expenses	62.9	61.5	61.5
Marketing, selling and administrative expenses	13.6	12.6	14.4
Depreciation and amortization expenses	9.6	9.9	9.6

Operating Income	13.9	16.0	14.5
Other Income (Expense)	(6.5)	(5.8)	(6.4)

Net Income	7.4%	10.2%	8.1%

11 ROYAL CARIBBEAN CRUISES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Several external events and factors have impacted our operating environment over the last three years. Consumer concerns regarding the terrorist attacks of September 11, 2001, the war in Iraq, the economy, Severe Acute Respiratory Syndrome (“SARS”) and noroviruses had adverse impacts on our business. As a result, we experienced lower cruise ticket prices attributed to consumer apprehension towards travel. Net income was $280.7 million or $1.42 per share on a diluted basis in 2003, compared to $351.3 million or $1.79 per share in 2002 and $254.5 million or $1.32 per share in 2001. Net income in 2002 included a charge of approximately $20.0 million recorded in connection with a litigation settlement. In 2003, we reduced the amount of the charge by approximately $5.8 million. (See Note 12. Commitments and Contingencies.) Net income in 2002 also included net proceeds of $33.0 million received in connection with the termination of our merger agreement with P&O Princess Cruises plc (“P&O Princess”). (See Note 3. Termination of Proposed Combination with P&O Princess Cruises plc.) The events of September 11, 2001 adversely affected our 2001 net income by approximately $47.7 million due to lost revenues and extra costs directly associated with passengers not being able to reach their departure ports during the weeks following the attacks. We incurred additional costs associated with business decisions taken in the aftermath of the attacks, including itinerary changes, charges related to office closures and severance costs due to a reduction in force.

OUTLOOK

On January 29, 2004, we announced that we expected Net Yields for the first quarter of 2004 to increase in the range of 5% to 7% and that Net Yields in the second quarter would increase more than in the first quarter. On March 15, 2004, we stated that we expect Net Yields for the first quarter of 2004 to be at the low end of this range. Limited visibility and prior year comparisons make forecasting Net Yields for the full year difficult. Assuming there are no external events and positive booking trends continue, we expect Net Yields for the full year 2004 to increase in the range of 5% to 7%. We utilize Net Yields for revenue management purposes and believe that it is the most relevant measure of our pricing performance. We have not provided a quantitative reconciliation of projected Gross Yields to projected Net Yields due to the significant uncertainty in projecting the costs deducted to arrive at this measure. We utilize Net Yields to manage our business on a day-to-day basis and believe it is a more relevant measure of our performance. As such, we do not believe that reconciling information is meaningful.

On March 15, 2004, we stated that Net Cruise Costs per Available Passenger Cruise Day for the full year 2004 were expected to increase approximately 1% to 2%. The increase in Net Cruise Costs was primarily attributable to increases in fuel prices, insurance expenses and port expenses (the latter associated with itinerary changes, increased occupancy levels, and other increases). Based upon year-over-year comparisons, we expected Net Cruise Costs, on an Available Passenger Cruise Day basis, to increase in the first half of the year and decrease in the second half of the year. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Costs to be the most relevant indicator of our performance. We have not provided a quantitative reconciliation of projected Gross Cruise Costs to projected Net Cruise Costs due to the significant uncertainty in projecting the costs deducted to arrive at this measure. We utilize Net Cruise Costs to manage our business on a day-to-day basis and believe it is a more relevant measure of our performance. As such, we do not believe that reconciling information is meaningful.

On March 12, 2004, we announced the cancellation of a one-week sailing due to the unanticipated drydock of one ship, which we estimate will negatively impact net income by approximately $0.02 to $0.03 per share.

Internal Revenue Code Section 883 provides an exemption from United States income taxes on certain income derived from or incidental to the international operation of ships. Final regulations under Section 883 were published on August 26, 2003. These regulations confirm that we qualify for the exemption provided by Section 883. The final regulations narrowed the scope of activities which are considered by the Internal Revenue Service to be incidental to the international operation of ships. The activities listed in the regulations as not being incidental to the international operation of ships include income from the sale of air and other transportation such as transfers, shore excursions and pre and post tours. To the extent the income from such activities is earned from sources within the United States, such income will be subject to United States taxation. These regulations will be effective for our 2004 fiscal year. On March 15, 2004, we stated that we estimated the application of these regulations would reduce our 2004 earnings by approximately $0.04 to $0.05 per share.

On March 15, 2004, we stated that our zero coupon convertible notes could become convertible during the first quarter of 2004 if the share price of our common stock closed above $34.27 for 20 days out of the last 30 trading days of the quarter. If the notes became convertible, we expected earnings per share for the quarter to be reduced by approximately $0.01. If the share price of our common stock closes above $34.68, $35.09 and $35.50 for 20 days out of the last 30 trading days of the second, third and fourth quarters, respectively, our zero coupon convertible notes will continue to be convertible. If the notes continue to be convertible for the remainder of the year, full year earnings per share would be reduced by approximately $0.06.

ROYAL CARIBBEAN CRUISES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Based on the above, we expect 2004 earnings per share to be in the range of $2.10 to $2.30.

Our Liquid Yield Option™ Notes become convertible during the second, third and fourth quarters of 2004 if the share price of our common stock closes above $46.08, $46.64 and $47.20, respectively, for 20 days out of the last 30 trading days of each quarter. If the notes become convertible, full year earnings per share would be reduced by approximately $0.02.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

REVENUES
Passenger ticket revenues increased 7.1% to $2.8 billion in 2003 compared to $2.6 billion in 2002. The increase in passenger ticket revenues was primarily due to a 12.1% increase in capacity, partially offset by lower cruise ticket prices and occupancy levels. The increase in capacity was primarily associated with the full year effect of the additions of Constellation, Brilliance of the Seas and Navigator of the Seas and the deliveries of Serenade of the Seas and Mariner of the Seas in 2003. The increase in capacity was partially offset by the cancellation of sailings due to the unanticipated drydock of two ships in 2003 and the transfer of Viking Serenade to Island Cruises, our joint venture with First Choice Holidays PLC, in 2002. Lower cruise ticket prices and occupancy levels were attributable to consumer apprehension towards travel prior to and during the war in Iraq and continued economic uncertainty. Occupancy in 2003 was 103.2% compared to 104.5% in 2002.

Onboard and other revenues increased 19.5% to $1.0 billion in 2003 compared to $0.8 billion in 2002. The increase was mainly attributable to a 19.8% increase in shipboard revenues resulting primarily from an increase in capacity and the assumption of certain onboard functions previously handled by a concessionaire. Included in onboard and other revenues were concession revenues of $163.0 million and $162.0 million in 2003 and 2002, respectively.

Gross Yields and Net Yields for 2003 decreased 1.7% and 0.6%, respectively, compared to 2002, primarily due to lower cruise ticket prices and occupancy levels.

EXPENSES
Operating expenses increased 12.7% to $2.4 billion in 2003 compared to $2.1 billion in 2002. The increase was primarily due to costs associated with an increase in capacity, the assumption of certain onboard functions previously handled by a concessionaire, fuel costs and the Brilliance of the Seas lease. The change in the concession arrangement resulted in higher payroll and related expenses and onboard and other expenses, partially offset by a decrease in food costs. Fuel costs as a percentage of total revenues were 5.2% and 4.5% for 2003 and 2002, respectively. Included in other operating expenses in 2002 was a charge of $20.0 million recorded in connection with a litigation settlement. In 2003, we reduced the amount of the charge by approximately $5.8 million based on the actual number of claims filed in these actions. (See Note 12. Commitments and Contingencies.) Operating expenses per Available Passenger Cruise Day increased 0.5% in 2003 compared to 2002.

Marketing, selling and administrative expenses increased 19.3% to $514.3 million in 2003 compared to $431.1 million in 2002. The increase in 2003 was primarily attributable to new initiatives associated with the Celebrity Cruises marketing campaign and a return to more normalized spending levels. The year 2002 reflected lower spending levels as a result of business decisions taken subsequent to the events of September 11, 2001. Marketing, selling and administrative expenses as a percentage of total revenues were 13.6% and 12.6% in 2003 and 2002, respectively. On a per Available Passenger Cruise Day basis, marketing, selling and administrative expenses in 2003 increased 6.4% from 2002.

Net Cruise Costs per Available Passenger Cruise Day increased 4.9% in 2003 compared to 2002. The increase in 2003 was primarily attributed to higher payroll and related expenses, fuel costs, Brilliance of the Seas lease payments, marketing costs associated with the Celebrity Cruises marketing campaign and a return to more normalized spending levels, partially offset by the reduction in the litigation settlement charge and a decrease in food costs.

Depreciation and amortization expenses increased 7.0% to $362.7 million in 2003 from $339.1 million in 2002. The increase was primarily due to incremental depreciation associated with the addition of new ships.

OTHER INCOME (EXPENSE)
Gross interest expense decreased to $284.3 million in 2003 from $290.3 million in 2002. The decrease was primarily attributable to lower interest rates. Capitalized interest decreased to $15.9 million in 2003 from $23.4 million in 2002 due to a lower average level of investment in ships under construction and lower interest rates.

Included in other income (expense) in 2002 was $33.0 million of net proceeds received in connection with the termination of the P&O Princess merger agreement and $12.3 million of compensation from shipyards related to the late delivery of ships.

ROYAL CARIBBEAN CRUISES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

REVENUES
Passenger ticket revenues increased 6.7% to $2.6 billion compared to $2.4 billion in 2001. The increase in passenger ticket revenues was primarily due to a 15.0% increase in capacity, partially offset by a lower percentage of passengers who chose to book their air passage through us and lower cruise ticket prices. The increase in capacity was associated with the full year effect of the additions of Infinity, Radiance of the Seas, Summit and Adventure of the Seas and the deliveries of Constellation, Brilliance of the Seas and Navigator of the Seas in 2002. The increase in capacity was partially offset by the transfer of Viking Serenade to Island Cruises, our joint venture with First Choice Holidays PLC in 2002. Lower cruise ticket prices were attributed to the events of September 11, 2001, a general softness in the United States economy and an increase in industry capacity. Occupancy for 2002 was 104.5% compared to 101.8% in 2001.

Onboard and other revenues increased 17.7% to $0.8 billion in 2002 compared to $0.7 billion in 2001. The increase was mainly attributable to a 20.7% increase in shipboard revenues resulting primarily from an increase in capacity. Included in onboard and other revenues were concession revenues of $162.0 million and $131.6 million in 2002 and 2001, respectively.

Gross Yields and Net Yields for 2002 decreased 5.1% and 0.7%, respectively, compared to 200l, primarily due to lower cruise ticket prices. In addition, the decline in Gross Yields was also due to a lower percentage of passengers who chose to book their air passage through us.

EXPENSES
Operating expenses increased 9.2% to $2.1 billion in 2002 compared to $1.9 billion in 2001. Included in other operating expenses in 2002 was a charge of $20.0 million recorded in connection with a litigation settlement. (See Note 12. Commitments and Contingencies.) Operating expenses per Available Passenger Cruise Day in 2002 decreased 5.0% compared to 2001. The decline on a per Available Passenger Cruise Day basis was associated with fewer passengers purchasing air passage through us and lower commissions resulting from reduced cruise ticket prices.

Marketing, selling and administrative expenses decreased 5.1% to $431.1 million in 2002 compared to $454.1 million in 2001. Marketing, selling and administrative expenses as a percentage of revenues were 12.6% and 14.4% in 2002 and 2001, respectively. Included in 2001 were charges associated with business decisions taken subsequent to the events of September 11, 2001 involving itinerary changes, office closures and severance costs related to a reduction in force. On a per Available Passenger Cruise Day basis, marketing, selling and administrative expenses in 2002 decreased 17.5% from 2001 primarily due to economies of scale and cost reduction initiatives.

Net Cruise Costs per Available Passenger Cruise Day decreased 2.2% in 2002 compared to 2001. The decrease in 2002 was primarily due to cost reduction initiatives subsequent to the events of September 11, 2001.

Depreciation and amortization expenses increased 12.6% to $339.1 million in 2002 from $301.2 million in 2001. The increase was primarily due to incremental depreciation associated with the addition of new ships, partially offset by the elimination of $10.4 million of goodwill amortization in 2002. (See Note 2. Summary of Significant Accounting Policies.)

OTHER INCOME (EXPENSE)
Gross interest expense, was $290.3 million in 2002, essentially unchanged from 2001. The increase in the average debt level associated with our fleet expansion program was offset by a decrease in interest rates. Capitalized interest decreased to $23.4 million in 2002 from $37.0 million in 2001 due to a lower average level of investment in ships under construction and lower interest rates.

Included in other income (expense) in 2002 was $33.0 million of net proceeds received in connection with the termination of the P&O Princess merger agreement. Also included in other income (expense) in 2002 and 2001 was $12.3 million and $7.2 million, respectively, of compensation from shipyards related to the late delivery of ships.

LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF CASH
Net cash provided by operating activities was $857.8 million in 2003 compared to $870.5 million in 2002 and $633.7 million in 2001. The change in each year was primarily due to the timing of cash receipts related to customer deposits and fluctuations in net income.

During the year ended December 31, 2003, our capital expenditures were approximately $1.0 billion compared to approximately $1.0 billion in 2002 and $2.1 billion in 2001. Capital expenditures were primarily related to the deliveries of Serenade of the Seas and Mariner of the Seas in 2003; Constellation and Navigator of the Seas in 2002; and Infinity, Radiance of the Seas, Summit and Adventure of the Seas in 2001, as well as progress payments for ships under construction in all years.

Capitalized interest decreased to $15.9 million in 2003 from $23.4 million in 2002 and $37.0 million in 2001 due to a lower average level of investment in ships under construction and lower interest rates.

ROYAL CARIBBEAN CRUISES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

In July 2002, we financed the addition of Brilliance of the Seas to our fleet by novating our original ship building contract and entering into an operating lease denominated in British pound sterling. In connection with the novation of the contract, we received $77.7 million for reimbursement of shipyard deposits previously made. (See Note 12. Commitments and Contingencies.)

During 2003, we received net cash proceeds of $0.6 billion from the issuance of senior unsecured notes due through 2013. During 2002, we obtained financing of $0.3 billion related to the acquisition of Constellation. During 2001, we received net cash proceeds of $1.8 billion from the issuance of Liquid Yield Option™ Notes, senior notes, term loans, zero coupon convertible notes and drawings on our revolving credit facility as well as obtained financing of $0.3 billion related to the acquisition of Summit. (See Note 6. Long-Term Debt.)

We made principal payments totaling approximately $231.1 million, $603.3 million and $45.6 million under various term loans, senior notes, revolving credit facilities and capital leases during 2003, 2002 and 2001, respectively.

During 2003, 2002 and 2001, we paid quarterly cash dividends on our common stock totaling $98.3 million, $100.1 million and $100.0 million, respectively.

FUTURE CAPITAL COMMITMENTS
We have two ships on order designated for the Royal Caribbean International fleet. We are scheduled to take delivery of Jewel of the Seas, a Radiance-class ship, in the second quarter of 2004. In September 2003, we entered into an agreement with a shipyard to purchase an Ultra-Voyager ship scheduled for delivery in the second quarter of 2006. We have an option, exercisable through August 2004, to purchase an additional Ultra-Voyager ship for delivery, subject to certain conditions, in 2007. The option has a price of approximately 0.6 billion euros.

With the two ships currently on order we will increase capacity by 5,712 berths. The aggregate cost of the two ships is approximately $1.2 billion, of which we have deposited $93.2 million as of December 31, 2003. We anticipate overall capital expenditures will be approximately $0.7 billion, $0.3 billion and $0.9 billion for 2004, 2005 and 2006, respectively.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2003, our contractual obligations, with initial or remaining terms in excess of one year, were as follows (in thousands):

	Payments due by period

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term debt obligations (1)	$5,465,806	$292,895	$1,637,579	$1,648,315	$1,887,017
Capital lease obligations	369,998	22,337	50,158	58,470	239,033
Operating lease obligations (2)(3)	607,619	47,040	88,772	84,030	387,777
Ship purchase obligations	1,152,444	481,109	671,335	—	—
Other (4)	306,712	65,281	77,709	47,878	115,844

Total	$7,902,579	$908,662	$2,525,553	$1,838,693	$2,629,671

(1)	The holders of our zero coupon convertible notes may require us to purchase any notes outstanding at an accreted value of $397.6 million on May 18, 2004. The holders of our Liquid Yield Option™ Notes may require us to purchase any notes outstanding at an accreted value of $697.2 million on February 2, 2005. We may choose to pay any amounts in cash or common stock or a combination thereof. We have a $345.8 million loan facility due 2007 available to us to satisfy the obligation on our zero coupon convertible notes. In addition, we have our unsecured revolving credit facility due 2008 available to us to satisfy these obligations. The loan and credit facilities are included in the three to five years category.
(2)	We are obligated under noncancelable operating leases primarily for ship, office and warehouse facilities, computer equipment and motor vehicles.
(3)	Under the Brilliance of the Seas lease agreement, we may be required to make a termination payment of approximately £126 million, or approximately $224 million based on the exchange rate at December 31, 2003, if the lease is canceled at year 10. This amount is included in the more than five years category. (See Note 12. Commitments and Contingencies.)
(4)	We have future commitments to pay for our usage of certain port facilities, marine consumables, information technology hardware and software, maintenance contracts and communication services.

15 ROYAL CARIBBEAN CRUISES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Our off-balance sheet arrangements consist primarily of operating lease commitments as discussed in Note 12. Commitments and Contingencies. Under the Brilliance of the Seas operating lease, we have agreed to indemnify the lessor to the extent its after-tax return is negatively impacted by unfavorable changes in corporate tax rates and capital allowance deductions. These indemnifications could result in an increase in our annual lease payments. We are unable to estimate the maximum potential increase in such lease payments due to the various circumstances, timing or combination of events that could trigger such indemnifications. Under current circumstances we do not believe an indemnification is probable.

Some of the contracts that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes, increased lender capital costs and other similar costs. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such indemnification clauses in the past and, under current circumstances, we do not believe an indemnification is probable.

As a normal part of our business, depending on market conditions, pricing and our overall growth strategy, we continuously consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships. We continuously consider potential acquisitions and strategic alliances. If any of these were to occur, they would be financed through the incurrence of additional indebtedness, the issuance of additional shares of equity securities or through cash flows from operations.

FUNDING SOURCES

As of December 31, 2003, our liquidity was $1.1 billion consisting of approximately $330.1 million in cash and cash equivalents and $780.0 million available under our unsecured revolving credit facility due 2008. (See Note 6. Long-Term Debt.) Since December 31, 2003, we have received additional commitments to our revolving credit facility bringing the amount available under this facility to $1.0 billion. The other terms of the facility were unchanged. (See Note 14. Subsequent Events.) We have also decided not to use the secured export financing previously available to us. In January 2004, we entered into an 8-year, $200.0 million unsecured term loan, at LIBOR plus 1.75%, which can be drawn any time prior to July 1, 2004. Capital expenditures, scheduled debt payments and potential obligations under our zero coupon convertible notes and Liquid Yield Option™ Notes (as discussed above in footnote (1) of the contractual obligations table) will be funded through a combination of cash flows from operations, drawdowns under our available credit facilities, the incurrence of additional indebtedness and the sales of equity or debt securities in private or public securities markets. There can be no assurances that cash flows from operations and additional financing from external sources will be available in accordance with our expectations.

Our financing agreements contain covenants that require us, among other things, to maintain minimum liquidity, net worth, and fixed charge coverage ratio and limit our debt to capital ratio. We are in compliance with all covenants as of December 31, 2003.

If A. Wilhelmsen AS. and Cruise Associates, our two principal shareholders, cease to own a specified percentage of our common stock, we may be obligated to prepay indebtedness outstanding under the majority of our credit facilities, which we may be unable to replace on similar terms. If this were to occur, it could have an adverse impact on our operations and liquidity.

We believe our availability under current existing credit facilities, cash flows from operations and our ability to obtain new borrowings and/or raise new capital will be sufficient to fund operations, debt payment requirements and capital expenditures over the next twelve-month period.

FINANCIAL INSTRUMENTS AND OTHER

GENERAL
We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We minimize these risks through a combination of our normal operating and financing activities and through the use of derivative financial instruments pursuant to our hedging practices and policies. The financial impacts of these hedging instruments are primarily offset by corresponding changes in the underlying exposures being hedged. We achieve this by closely matching the amount, term and conditions of the derivative instrument with the underlying risk being hedged. We do not hold or issue derivative financial instruments for trading or other speculative purposes. Derivative positions are monitored using techniques including market valuations and sensitivity analyses. (See Note 11. Financial Instruments.)

ROYAL CARIBBEAN CRUISES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

INTEREST RATE RISK
Our exposure to market risk for changes in interest rates relates to our long-term debt obligations and our operating lease for Brilliance of the Seas. We enter into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense and rent expense.

Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. At December 31, 2003, our interest rate swap agreements effectively changed $243.8 million of fixed rate debt with a weighted-average fixed rate of 8.02% to LIBOR-based floating rate debt. The estimated fair value of our long-term fixed rate debt at December 31, 2003, excluding our Liquid Yield Option™ Notes and zero coupon convertible notes, was $3.2 billion using quoted market prices, where available, or using discounted cash flow analyses based on market rates available to us for similar debt with the same remaining maturities. The fair value of our associated interest rate swap agreements was estimated to be $24.8 million as of December 31, 2003 based on quoted market prices for similar or identical financial instruments to those we hold. A hypothetical one percentage point decrease in interest rates at December 31, 2003 would increase the fair value of our long-term fixed rate debt, excluding our Liquid Yield Option™ Notes and zero coupon convertible notes, by approximately $152.3 million, net of an increase in the fair value of the associated interest rate swap agreements.

Market risk associated with our long-term floating rate debt is the potential increase in interest expense from an increase in interest rates. At December 31, 2003, 67% of our debt was effectively fixed and 33% was floating. A hypothetical one percentage point increase in interest rates would increase our 2004 interest expense by approximately $14.2 million. At December 31, 2003, we have interest rate swap agreements that effectively change $25.0 million of LIBOR-based floating rate debt to fixed rate debt of 4.395% beginning January 2005.

Market risk associated with our operating lease for Brilliance of the Seas is the potential increase in rent expense from an increase in sterling LIBOR rates. Beginning January 2004, we have effectively changed £75.0 million of the operating lease obligation from a floating rate to a fixed rate obligation with a weighted-average rate of 5.02% through a combination of interest rate swap agreements and rate fixings with the lessor. A hypothetical one percentage point increase in sterling LIBOR rates would increase our 2004 rent expense by approximately $3.4 million, based on the exchange rate at December 31, 2003, net of the effect of interest rate swaps and interest rate fixings.

CONVERTIBLE NOTES
The estimated fair values of our Liquid Yield Option™ Notes and zero coupon convertible notes fluctuate with the price of our common stock and at December 31, 2003 were $727.7 million and $511.5 million, respectively. A hypothetical 10% decrease or increase in our December 31, 2003 common stock price would decrease or increase the value of our Liquid Yield Option™ Notes and zero coupon convertible notes by approximately $27.6 million and $36.1 million, respectively.

FOREIGN CURRENCY EXCHANGE RATE RISK
Our primary exposure to foreign currency exchange rate risk relates to our firm commitments under one ship construction contract denominated in euros. We entered into euro denominated forward contracts and purchased call options to manage this risk and were fully-hedged as of December 31, 2003. The estimated fair value of such euro denominated contracts at December 31, 2003, was a net unrealized gain of approximately $15.0 million, based on quoted market prices for equivalent instruments with the same remaining maturities. These euro denominated forward contracts and purchased call options mature through 2006. A hypothetical 10% strengthening of the United States dollar as of December 31, 2003, assuming no changes in comparative interest rates, would result in a $34.8 million decrease in the fair value of these forward contracts and purchased call options. This decrease in fair value would be offset by a decrease in the United States dollar value of the related foreign currency denominated ship construction contract.

We are also exposed to foreign currency exchange rate fluctuations on the United States dollar value of our foreign currency denominated forecasted transactions. To manage this exposure, we take advantage of any natural offsets of our foreign currency revenues and expenses and enter into foreign currency forward contracts and/or option contracts for a portion of the remaining exposure related to these forecasted transactions. Our principal net foreign currency exposure relates to the euro, the Norwegian kroner, British pound sterling and the Canadian dollar. At December 31, 2003, the estimated fair value of such contracts was an unrealized loss of approximately $0.6 million based on quoted market prices for equivalent instruments with the same remaining maturities. A hypothetical 10% strengthening of the United States dollar as of December 31, 2003, assuming no changes in comparative interest rates, would increase the fair value of these contracts by approximately $1.7 million. This increase in fair value would be offset by a decrease in the United States dollar value of the forecasted transactions being hedged.

ROYAL CARIBBEAN CRUISES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

FUEL PRICE RISK
Our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. Fuel cost, as a percentage of our total revenues, was approximately 5.2% in 2003, 4.5% in 2002 and 3.7% in 2001. We use fuel swap agreements and zero cost collars to mitigate the financial impact of fluctuations in fuel prices. As of December 31, 2003, we had fuel swap agreements to pay fixed prices for fuel with an aggregate notional amount of approximately $30.2 million, maturing through 2004. The estimated fair value of these contracts at December 31, 2003 was an unrealized gain of $4.0 million. We estimate that a hypothetical 10% increase in our weighted-average fuel price for the year ended December 31, 2003 would increase our 2004 fuel cost by approximately $24.1 million. This increase would be partially offset by an increase in the fair value of our fuel swap agreements of approximately $4.0 million.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Directors of Royal Caribbean Cruises Ltd.

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of shareholders’ equity present fairly, in all material respects, the financial position of Royal Caribbean Cruises Ltd. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP
Miami,Florida
January 28, 2004, except for Note 14 as to which the date is March 12, 2004

ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2003	2002	2001

	(in thousands, except per share data)
Passenger ticket revenues	$2,775,055	$2,589,942	$2,427,944
Onboard and other revenues	1,009,194	844,405	717,306

Total revenues	3,784,249	3,434,347	3,145,250

Operating expenses
Commissions, transportation and other	684,344	669,177	726,516
Onboard and other	249,537	208,231	179,882
Payroll and related	426,462	314,370	283,919
Food	239,483	255,703	216,136
Other operating	781,209	665,736	527,938

Total operating expenses	2,381,035	2,113,217	1,934,391
Marketing, selling and administrative expenses	514,334	431,055	454,080
Depreciation and amortization expenses	362,695	339,100	301,174

	3,258,064	2,883,372	2,689,645

Operating Income	526,185	550,975	455,605

Other Income (Expense)
Interest income	4,519	12,413	24,544
Interest expense, net of capitalized interest	(268,398)	(266,842)	(253,207)
Other income (expense)	18,358	54,738	27,515

	(245,521)	(199,691)	(201,148)

Net Income	$280,664	$351,284	$254,457

EARNINGS PER SHARE:,
Basic	$1.45	$1.82	$1.32

Diluted	$1.42	$1.79	$1.32

The accompanying notes are an integral part of these financial statements. 19 ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED BALANCE SHEETS

	As of December 31,

	2003	2002

	(in thousands, except share data)
ASSETS
Current Assets
Cash and cash equivalents	$330,086	$242,584
Trade and other receivables, net	89,489	79,535
Inventories	53,277	37,299
Prepaid expenses and other assets	101,698	88,325

Total current assets	574,550	447,743
Property and Equipment — at cost less accumulated depreciation and
amortization	9,943,495	9,276,484
Goodwill — less accumulated amortization of $138,606	278,561	278,561
Other Assets	526,136	535,743

	$11,322,742	$10,538,531

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$315,232	$122,544
Accounts payable	187,756	171,153
Accrued expenses and other liabilities	271,944	308,281
Customer deposits	729,595	567,955

Total current liabilities	1,504,527	1,169,933
Long-Term Debt	5,520,572	5,322,294
Other Long-Term Liabilities	34,746	11,610
Commitments and Contingencies (Note 12)
Shareholders' Equity
Common stock ($.01 par value; 500,000,000 shares authorized;
196,106,658 and 192,982,513 shares issued)	1,961	1,930
Paid-in capital	2,100,612	2,053,649
Retained earnings	2,162,195	1,982,580
Accumulated other comprehensive income	5,846	3,693
Treasury stock (556,212 and 515,868 common shares at cost)	(7,717)	(7,158)

Total shareholders' equity	4,262,897	4,034,694

	$11,322,742	$10,538,531

The accompanying notes are an integral part of these financial statements. 20 ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2003	2002	2001

	(in thousands)
OPERATING ACTIVITIES
Net income	$280,664	$351,284	$254,457
Adjustments:
Depreciation and amortization	362,695	339,100	301,174
Accretion of original issue discount	48,874	46,796	36,061
Changes in operating assets and liabilities:
Decrease (increase) in trade and other receivables, net	10,011	(7,339)	(18,587)
Increase in inventories	(15,978)	(3,806)	(3,378)
Decrease (increase) in prepaid expenses and other assets	6,670	(8,469)	3,305
Increase (decrease) in accounts payable	19,756	27,083	(14,073)
(Decrease) increase in accrued expenses and other liabilities	(3,340)	(2,240)	75,645
Increase in customer deposits	161,640	121,870	2,674
Other, net	(13,189)	6,191	(3,589)

Net cash provided by operating activities	857,803	870,470	633,689

INVESTING ACTIVITIES
Purchases of property and equipment	(1,029,530)	(689,991)	(1,737,471)
Other, net	(73,114)	(6,275)	(46,501)

Net cash used in investing activities	(1,102,644)	(696,266)	(1,783,972)

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net	590,536	—	1,834,341
Repayments of long-term debt	(231,100)	(603,270)	(45,553)
Dividends	(98,320)	(100,127)	(99,955)
Other, net	71,227	44,599	10,818

Net cash provided by (used in) financing activities	332,343	(658,798)	1,699,651

Net Increase (Decrease) in Cash and Cash Equivalents	87,502	(484,594)	549,368
Cash and Cash Equivalents at Beginning of Year	242,584	727,178	177,810

Cash and Cash Equivalents at End of Year	$330,086	$242,584	$727,178

SUPPLEMENTAL DISCLOSURES
Cash paid during the year for:
Interest, net of amount capitalized	$219,598	$236,523	$203,038

Noncash investing and financing activities:
Acquisition of a ship through debt	$—	$319,951	$326,738

The accompanying notes are an integral part of these financial statements. 21 ROYAL CARIBBEAN CRUISES LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders' Equity

	(in thousands)
Balances at January 1, 2001	$1,921	$2,043,111	$1,576,921	$—	$(6,038)	$3,615,915
Issuance under employee related plans	2	2,793	—	—	(560)	2,235
Common stock dividends	—	—	(99,955)	—	—	(99,955)
Transition adjustment SFAS No. 133	—	—	—	7,775	—	7,775
Changes related to cash flow derivative hedges	—	—	—	(23,843)	—	(23,843)
Net income	—	—	254,457	—	—	254,457

Balances at December 31, 2001	1,923	2,045,904	1,731,423	(16,068)	(6,598)	3,756,584
Issuance under employee related plans	7	7,745	—	—	(560)	7,192
Common stock dividends	—	—	(100,127)	—	—	(100,127)
Changes related to cash flow derivative hedges	—	—	—	19,761	—	19,761
Net income	—	—	351,284	—	—	351,284

Balances at December 31, 2002	1,930	2,053,649	1,982,580	3,693	(7,158)	4,034,694
Issuance under employee related plans	31	46,963	—	—	(559)	46,435
Common stock dividends	—	—	(101,049)	—	—	(101,049)
Changes related to cash flow derivative hedges	—	—	—	11,526	—	11,526
Minimum pension liability adjustment	—	—	—	(9,373)	—	(9,373)
Net income	—	—	280,664	—	—	280,664

Balances at December 31, 2003	$1,961	$2,100,612	$2,162,195	$5,846	$(7,717)	$4,262,897

Comprehensive income is as follows:

	Year Ended December 31,

	2003	2002	2001

	(in thousands)
Net income	$280,664	$351,284	$254,457
Transition adjustment SFAS No. 133	—	—	7,775
Changes related to cash flow derivative hedges	11,526	19,761	(23,843)
Minimum pension liability adjustment	(9,373)	—	—

Total comprehensive income	$282,817	$371,045	$238,389

The accompanying notes are an integral part of these financial statements. 22 ROYAL CARIBBEAN CRUISES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. GENERAL

DESCRIPTION OF BUSINESS
We are a global cruise company. We operate two cruise brands, Royal Caribbean International and Celebrity Cruises, with 18 cruise ships and 9 cruise ships, respectively, at December 31, 2003. Our ships operate on a selection of worldwide itineraries that call on approximately 160 destinations.

BASIS FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and are presented in United States dollars. Estimates are required for the preparation of financial statements in accordance with generally accepted accounting principles. Actual results could differ from these estimates. All significant intercompany accounts and transactions are eliminated in consolidation.

For the year ended December 31, 2003, we changed the reporting format of our consolidated statements of operations to separately present our significant sources of revenue and their directly related variable costs and expenses. We have also separately identified certain ship operating expenses, such as payroll and related expenses and food costs. All prior periods were reclassified to conform to the current year presentation.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUES AND EXPENSES
Deposits received on sales of passenger cruises represent unearned revenue and are initially recorded as customer deposit liabilities on our balance sheet. Customer deposits are subsequently recognized as passenger ticket revenues, together with revenues from onboard and other activities and all associated direct costs of a voyage, upon completion of voyages with durations of ten days or less and on a pro rata basis for voyages in excess of ten days.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include cash and marketable securities with original maturities of less than 90 days.

INVENTORIES
Inventories consist of provisions, supplies and fuel carried at the lower of cost (weighted-average) or market.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost less accumulated depreciation and amortization. We capitalize interest as part of the cost of acquiring certain assets. Improvement costs that we believe add value to our ships are capitalized as additions to the ship and depreciated over the improvements’ estimated useful lives, while costs of repairs and maintenance are charged to expense as incurred. The estimated cost and accumulated depreciation of refurbished or replaced ship components are written-off and any resulting gain or loss is recognized in operating expenses. Liquidated damages received from shipyards as a result of late delivery of new ships are recorded in other income (expense). We review long-lived assets for impairment whenever events or changes in circumstances indicate, based on estimated future cash flows, that the carrying amount of these assets may not be fully recoverable.

Depreciation of property and equipment, which includes amortization of ships under capital leases, is computed using the straight-line method over estimated useful lives of primarily 30 years for ships, net of a 15% projected residual value, three to twelve years for other property and equipment and the shorter of the lease term or related asset life for leasehold improvements. (See Note 4. Property and Equipment.)

ADVERTISING COSTS
Advertising costs are expensed as incurred except those costs which result in tangible assets, such as brochures, which are treated as prepaid expenses and charged to expense as consumed. Advertising expenses consist of media advertising as well as brochure, production and direct mail costs. Media advertising was $119.2 million, $97.9 million and $103.4 million, and brochure, production and direct mail costs were $73.5 million, $69.5 million and $77.5 million for the years 2003, 2002 and 2001, respectively.

DRYDOCKING
Drydocking costs are accrued evenly over the period to the next scheduled drydocking and are included in accrued expenses and other liabilities.

FINANCIAL INSTRUMENTS
We enter into various forward, swap and option contracts to manage our interest rate exposure and to limit our exposure to fluctuations in foreign currency exchange rates and fuel prices.

Derivative instruments are recorded on the balance sheet at their fair value. At inception of the hedge relationship, a derivative instrument that hedges the exposure to changes in the

ROYAL CARIBBEAN CRUISES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

fair value of a recognized asset or liability, or a firm commitment is designated as a fair value hedge. A derivative instrument that hedges a forecasted transaction or the variability of cash flows related to a recognized asset or liability is designated as a cash flow hedge.

Changes in the fair value of derivatives that are designated as fair value hedges are recorded on the balance sheet and offset against changes in the fair value of the underlying hedged assets, liabilities or firm commitments. Changes in fair value of derivatives that are designated as cash flow hedges are recorded as a component of accumulated other comprehensive income until the underlying hedged transactions are recognized in earnings. On an ongoing basis, we assess whether derivates used in hedging transactions are “highly effective” in offsetting changes in fair value or cash flow of hedged items. If it is determined that a derivative is not highly effective as a hedge, changes in fair value of the derivatives are recognized in earnings immediately.

Our risk-management policies and objectives for holding hedging instruments have not changed with the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” on January 1, 2001. The implementation of SFAS No. 133 did not have a material impact on our results of operations or financial position at adoption or during the twelve months ended December 31, 2001.

FOREIGN CURRENCY TRANSACTIONS
The majority of our transactions are settled in United States dollars. Gains or losses resulting from transactions denominated in other currencies and remeasurements of other currencies are recognized in income currently.

EARNINGS PER SHARE
Basic earnings per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares of common stock, common stock equivalents and other potentially dilutive securities outstanding during each period.

STOCK-BASED COMPENSATION
We use the intrinsic value method to account for stock-based employee compensation. The following table illustrates the effect on net income and earnings per share as if we had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to such compensation (in thousands, except per share data):

	Year Ended December 31,

	2003	2002	2001

Net income, as reported	$280,664	$351,284	$254,457
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards	(11,834)	(20,544)	(37,017)

Pro forma net income	$268,830	$330,740	$217,440

Earnings per share:
Basic — as reported	$1.45	$1.82	$1.32
Basic — pro forma	$1.39	$1.72	$1.13
Diluted — as reported	$1.42	$1.79	$1.32
Diluted — pro forma	$1.36	$1.69	$1.13

The weighted-average fair value of options granted during 2003, 2002 and 2001 was $8.18, $6.84 and $4.35 per share, respectively. Fair value information for our stock options was estimated using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

	2003	2002	2001

Dividend yield	2.7%	2.7%	2.5%
Expected stock price volatility	42.4%	42.9%	43.3%
Risk-free interest rate	3%	3%	4%
Expected option life	5 years	5 years	5 years

SEGMENT REPORTING
We operate two cruise brands, Royal Caribbean International and Celebrity Cruises. The brands have been aggregated as a single operating segment based on the similarity of their economic characteristics as well as product and services provided.

Information by geographic area is shown in the table below. Total revenues are attributed to geographic areas based on the source of the passenger.

	2003	2002	2001

Total Revenues:
United States	81%	82%	81%
All other countries	19%	18%	19%

24 ROYAL CARIBBEAN CRUISES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

ACCOUNTING PRONOUNCEMENTS
Goodwill represents the excess of cost over the fair value of net assets acquired, and prior to January 1, 2002, it was amortized over 40 years using the straight-line method. Upon adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002, we ceased to amortize goodwill. Goodwill amortization was $10.4 million in 2001. In addition, we were required to perform an initial impairment review of our goodwill upon adoption, annually thereafter and whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. We completed our initial and annual impairment tests and determined that goodwill was not impaired. For the year ended December 31, 2001, net income, excluding the amortization of goodwill, would have been $264.9 million and basic and diluted earnings per share would have been $1.38 and $1.37, respectively.

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation Number (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 requires recognition of an initial liability for the fair value of the guarantor’s obligation upon issuance of certain guarantees. Disclosure requirements have been expanded to include information about each guarantee, even if the likelihood of any required payment is remote. We adopted the disclosure requirements of FIN 45 as of December 31, 2002. On January 1, 2003, we adopted the initial recognition and measurement provisions which were effective on a prospective basis for guarantees issued or modified after December 31, 2002. The implementation of FIN 45 did not have a material impact on our results of operations or financial position at adoption or during the year ended December 31, 2003.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” In December 2003, the FASB issued a revision to FIN 46 (“FIN 46-R”). The modifications that were incorporated into FIN 46-R did not impact us or our implementation of FIN 46. FIN 46 requires consolidation of variable interest entities by the primary beneficiary if certain criteria are met. For variable interest entities created or acquired after January 31, 2003, we adopted the provisions of FIN 46 in our first quarter of 2003. For variable interest entities created or acquired prior to February 1, 2003, we adopted the provisions of FIN 46 in our second quarter of 2003. We have evaluated our joint ventures, minority interests in affiliates and other arrangements to determine if they are variable interest entities. One of our minority interests, a ship repair facility in which we invested in April 2001, is a variable interest entity under FIN 46; however, we are not the primary beneficiary and accordingly do not consolidate this entity. As of December 31, 2003, our investment in this entity including equity and loans, which is also our maximum exposure to loss, was approximately $41 million.

In January 2003, we adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires that liabilities for costs associated with an exit activity or disposal of long-lived assets be recognized when the liabilities are incurred and when the fair value can be determined. The implementation of SFAS No. 146 had no impact on our results of operations or financial position at adoption or during the year ended December 31, 2003.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting and reporting for derivative instruments, in particular, the circumstances under which a contract with an initial net investment meets the characteristics of a derivative and when a derivative contains a financing component. For contracts entered into or modified after June 30, 2003, we adopted the provisions of SFAS No. 149 in our third quarter of 2003. The implementation of SFAS No. 149 had no impact on our results of operations or financial position at adoption or during the year ended December 31, 2003.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards to classify and measure certain financial instruments as liabilities which, under previous guidance, were classified as equity. For financial instruments entered into or modified after May 31, 2003, we adopted the provisions of SFAS No. 150 in our second quarter of 2003. For financial instruments entered into or modified prior to June 1, 2003, we adopted the provisions of SFAS No. 150 in our third quarter of 2003. The implementation of SFAS No. 150 had no impact on our results of operations or financial position at adoption or during the year ended December 31, 2003.

In December 2003, the FASB issued a revision to SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106.” The revised SFAS No. 132 requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The new disclosures are effective for financial statements with fiscal years ending after December 15, 2003. The implementation of the revised SFAS No. 132 had no impact on the disclosures to our financial statements for the year ended December 31, 2003.

ROYAL CARIBBEAN CRUISES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3. TERMINATION OF PROPOSED COMBINATION WITH P&O PRINCESS CRUISES PLC

In October 2002, our proposed combination with P&O Princess Cruises plc (“P&O Princess”) was terminated prior to its consummation and P&O Princess paid us a break fee of $62.5 million. We incurred approximately $29.5 million of merger-related costs. The net proceeds of $33.0 million were included in other income (expense). We also agreed to terminate, effective as of January 1, 2003, our joint venture with P&O Princess. The venture was terminated before it commenced business operations.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	2003	2002

Land	$7,056	$7,056
Ships	10,536,947	9,404,959
Ships under capital lease	772,986	772,096
Ships under construction	121,167	265,782
Other	365,535	378,345

	11,803,691	10,828,238
Less — accumulated depreciation and amortization	(1,860,196)	(1,551,754)

	$9,943,495	$9,276,484

Ships under construction include progress payments for the construction of new ships as well as planning, design, interest, commitment fees and other associated costs. We capitalized interest costs of $15.9 million, $23.4 million and $37.0 million for the years 2003, 2002 and 2001, respectively. Accumulated amortization related to ships under capital lease was $183.3 million and $159.9 million at December 31, 2003 and 2002, respectively.

NOTE 5. OTHER ASSETS

We hold convertible preferred stock in First Choice Holidays PLC denominated in British pound sterling valued at approximately $300 million. The convertible preferred stock carries a 6.75% coupon. Dividends of $21.5 million, $20.3 million and $19.4 million were earned in 2003, 2002 and 2001, respectively, and recorded in other income (expense). If fully converted, our holding would represent approximately a 17% interest in First Choice Holidays PLC.

NOTE 6. LONG-TERM DEBT

Long-term debt consists of the following (in thousands):

	2003	2002

Unsecured revolving credit facilities	$—	$—
Senior notes and senior debentures bearing interest at rates ranging from
6.75% to 8.75%, due 2004 through 2013, 2018 and 2027	2,400,284	1,835,591
Liquid Yield Option™ Notes with yield to maturity of 4.875%, due 2021	661,640	630,528
Zero coupon convertible notes with yield to maturity of 4.75%, due 2021	390,535	372,774
$625 million unsecured term loan bearing interest at LIBOR
plus 1.25%, due 2005	625,000	625,000
$360 million unsecured term loan bearing interest at LIBOR
plus 1.0%, due 2006	360,000	360,000
$300 million unsecured term loan bearing interest at LIBOR
plus 0.8%, due 2009 through 2010	200,000	300,000
Unsecured term loan bearing interest at 8.0%, due 2006	59,919	84,440
Term loans bearing interest at rates ranging from 6.7% to 8.0%, due
through 2010, secured by certain Celebrity ships	308,842	466,209
Term loans bearing interest at LIBOR plus 0.45% to 1.535%, due through
2010, secured by certain Celebrity ships	459,586	379,609
Capital lease obligations with implicit interest rates ranging from 6.5% to
7.2%, due through 2011	369,998	390,687

	5,835,804	5,444,838
Less — current portion	(315,232)	(122,544)

Long-term portion	$5,520,572	$5,322,294

26 ROYAL CARIBBEAN CRUISES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In November 2003, we received net proceeds of $345.6 million from the issuance, at par, of our 6.875% senior unsecured notes, due 2013. In May 2003, we received net proceeds of $244.9 million from the issuance, at a price of 99.339% of par, of our 8.0% senior unsecured notes, due 2010.

In March 2003, we replaced our $1.0 billion unsecured revolving credit facility, bearing interest at LIBOR plus 0.45% and a facility fee of 0.2%, due in June 2003 with a $500.0 million unsecured revolving credit facility, bearing interest at LIBOR plus 1.75%, due in March 2008. Through December 31, 2003, we increased the commitment amount to $780.0 million. The commitment fee is 0.6% of the undrawn portion of the revolving credit facility. The interest rate and the commitment fee vary with our debt rating. The covenants are substantially the same as our previous revolving credit facility. (See Note 14. Subsequent Events.)

In May 2002, we entered into a $320.0 million term loan bearing interest at six-month LIBOR plus 1.535%, due through 2010 and secured by Constellation. In September 2002, our $150.0 million 7.125% senior notes matured and were paid in full.

The Liquid Yield Option™ Notes and the zero coupon convertible notes are zero coupon bonds with yields to maturity of 4.875% and 4.75%, respectively, due 2021. Each Liquid Yield Option™ Note and zero coupon convertible note was issued at a price of $381.63 and $391.06, respectively, and will have a principal amount at maturity of $1,000. The Liquid Yield Option™ Notes and zero coupon convertible notes are convertible at the option of the holder into 17.7 million and 13.8 million shares of common stock, respectively, if the market price of our common stock reaches certain levels. These conditions were not met at December 31, 2003 for the Liquid Yield Option™ Notes or the zero coupon convertible notes and therefore, the shares issuable upon conversion are not included in the earnings per share calculation.

We may redeem the Liquid Yield Option™ Notes beginning on February 2, 2005, and the zero coupon convertible notes beginning on May 18, 2006, at their accreted values for cash as a whole at any time, or from time to time in part. Holders may require us to purchase any outstanding Liquid Yield Option™ Notes at their accreted value on February 2, 2005 and February 2, 2011 and any outstanding zero coupon convertible notes at their accreted value on May 18, 2004, May 18, 2009, and May 18, 2014. We may choose to pay the purchase price in cash or common stock or a combination thereof. We have a $345.8 million unsecured variable rate term loan facility due 2007 and the unsecured revolving credit facility due 2008 available to us should the holders of the zero coupon convertible notes require us to purchase their notes on May 18, 2004. In addition, the unsecured revolving credit facility due 2008 is available to us should the holders of the Liquid Yield Option™ Notes require us to purchase their notes on February 2, 2005.

During 2003 and 2002, under the terms of two of our secured term loans, we elected to defer principal payments totaling $64.4 million each year to 2005 through 2008.

The contractual interest rate on the $625.0 million unsecured term loan varies with our debt rating.

The senior notes, senior debentures, Liquid Yield Option™ Notes and zero coupon convertible notes are unsecured. The senior notes and senior debentures are not redeemable prior to maturity.

We entered into a $264.0 million capital lease to finance Splendour of the Seas and a $260.0 million capital lease to finance Legend of the Seas in 1996 and 1995, respectively. The capital leases each have semi-annual payments of approximately $12.0 million over 15 years with final payments of $99.0 million and $97.5 million, respectively.

Our debt agreements contain covenants that require us, among other things, to maintain minimum liquidity, net worth and fixed charge coverage ratio and limit our debt to capital ratio. We are in compliance with all covenants as of December 31, 2003. Following is a schedule of annual maturities on long-term debt as of December 31, 2003 for each of the next five years (in thousands):

Year

2004 (1)	$315,232
2005 (2)	956,586
2006	731,151
2007 (1)	715,812
2008 (1)(2)	990,973

(1)	The holders of our zero coupon convertible notes may require us to purchase any notes outstanding at an accreted value of $397.6 million on May 18, 2004. We may choose to pay any amount in cash or common stock or a combination thereof. We have a $345.8 million loan facility due 2007 available to us to satisfy this obligation. The remaining amount would be funded through our unsecured revolving credit facility due 2008.
(2)	The holders of our Liquid Yield Option™ Notes may require us to purchase any notes outstanding at an accreted value of $697.2 million on February 2, 2005. We may choose to pay any amounts in cash or common stock or a combination thereof. We have our unsecured revolving credit facility due 2008 available to us to satisfy this obligation.

NOTE 7.  SHAREHOLDERS’ EQUITY

Our Employee Stock Purchase Plan (“ESPP”), which has been in effect since January 1, 1994, facilitates the purchase by employees of up to 800,000 shares of common stock. Offerings to employees are made on a quarterly basis. Subject to certain limitations, the

ROYAL CARIBBEAN CRUISES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

purchase price for each share of common stock is equal to 90% of the average of the market prices of the common stock as reported on the New York Stock Exchange on the first business day of the purchase period and the last business day of each month of the purchase period. Shares of common stock of 21,280, 25,649 and 33,395 were issued under the ESPP at a weighted-average price of $19.56, $17.34 and $17.69 during 2003, 2002 and 2001, respectively.

Under an executive compensation program approved in 1994, we will award to a trust 10,086 shares of common stock per quarter, up to a maximum of 806,880 shares. We issued 40,344 shares each year under the program during 2003, 2002 and 2001.

Compensation expense related to our “Taking Stock in Employees” program, which was discontinued effective December 31, 2001, was $1.6 million in 2001. Under the plan, employees were awarded five shares of our stock, or the cash equivalent, at the end of each year of employment.

We have three Employee Stock Option Plans which provide for awards to our officers, directors and key employees of options to purchase shares of our common stock. During 2001, two of the Employee Stock Option Plans were amended to increase the number of shares reserved for issuance by a total of 13,000,000 shares of common stock between the two plans. During 2003, one of the Employee Stock Option Plans was amended to provide for the issuance of restricted stock and restricted stock units. Each recipient of the restricted stock units is entitled to receive shares of common stock in accordance with a five-year vesting schedule. Generally, the shares are forfeited if the recipient ceases to be a director or employee before the shares vest. We awarded 14,025 restricted stock units in 2003. Options are granted at a price not less than the fair value of the shares on the date of grant. Options expire not later than ten years after the date of grant and generally become exercisable in full over three or five years after the grant date.

Stock option activity and information about stock options outstanding are summarized in the following tables:

Stock Option Activity

	2003		2002		2001

	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price

Outstanding options at January 1	15,234,577	$21.63	17,022,241	$21.49	11,291,784	$27.17
Granted	536,991	$25.59	617,600	$20.89	6,525,775	$12.41
Exercised	(3,064,355)	$14.89	(599,122)	$11.10	(104,526)	$13.22
Canceled	(712,691)	$25.72	(1,806,142)	$23.61	(690,792)	$29.84

Outstanding options at December 31	11,994,522	$23.28	15,234,577	$21.63	17,022,241	$21.49

Exercisable options at December 31	7,949,284	$23.53	7,890,128	$21.82	4,679,421	$20.79

Available for future grants at December 31	6,793,185		6,744,505		5,871,763

Stock Options Outstanding

	As of December 31, 2003

	Outstanding			Exercisable

Exercise Price Range	Number of Options	Weighted-Average Remaining Life	Weighted-Average Exercie Price	Number of Options	Weighted-Average Exercise Price

$ 9.00 - $ 9.90	3,466,803	7.86 years	$ 9.81	2,001,753	$ 9.77
$11.19 - $20.30	2,254,822	5.64 years	$17.90	1,932,769	$17.72
$21.71 - $28.78	3,426,156	6.28 years	$25.67	2,130,812	$25.88
$28.88 - $48.00	2,846,741	5.97 years	$41.08	1,883,950	$41.44

	11,994,522	6.54 years	$23.28	7,949,284	$23.53

28 ROYAL CARIBBEAN CRUISES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) NOTE 8. EARNINGS PER SHARE A reconciliation between basic and diluted earnings per share is as follows (in thousands, except per share data):

	Year Ended December 31,

	2003	2002	2001

Net income	$280,664	$351,284	$254,457

Weighted-average common shares outstanding	194,074	192,485	192,231
Dilutive effect of stock options	3,267	3,246	1,250

Diluted weighted-average shares outstanding	197,341	195,731	193,481

Basic earnings per share	$1.45	$1.82	$1.32
Diluted earnings per share	$1.42	$1.79	$1.32

Our diluted earnings per share computation for the years ended December 31, 2003 and 2002 did not include 17.7 million and 13.8 million shares of our common stock issuable upon conversion of our Liquid Yield Option™ Notes and zero coupon convertible notes, respectively, as our common stock was not issuable under the contingent conversion provisions of these debt instruments. Options to purchase 5.3 million, 8.7 million and 9.4 million shares for the years ended December 31, 2003, 2002 and 2001, respectively, were not included in the computation of diluted earnings per share because the effect of including them would have been antidilutive.

NOTE 9.  RETIREMENT PLAN

We maintain a defined contribution pension plan covering full-time shoreside employees who have completed the minimum period of continuous service. Annual contributions to the plan are based on fixed percentages of participants’ salaries and years of service, not to exceed certain maximums. Pension cost was $9.4 million, $8.5 million and $8.3 million for the years 2003, 2002 and 2001, respectively.

NOTE 10. INCOME TAXES

We and the majority of our subsidiaries are currently exempt from United States corporate tax on income from the international operation of ships pursuant to Section 883 of the Internal Revenue Code. Income tax expense related to our remaining subsidiaries was not significant for the years ended December 31, 2003, 2002 and 2001.

Final regulations under Section 883 were published on August 26, 2003, and will be effective for the year ending December 31, 2004. These regulations confirmed that we qualify for the exemption provided by Section 883, but also narrowed the scope of activities which are considered by the Internal Revenue Service to be incidental to the international operation of ships. The activities listed in the regulations as not being incidental to the international operation of ships include income from the sale of air and other transportation such as transfers, shore excursions and pre and post tours. To the extent the income from such activities is earned from sources within the United States, such income will be subject to United States taxation. At December 31, 2003, we estimated the application of these new regulations will reduce our 2004 net income by approximately $0.04 to $0.05 per share (unaudited).

NOTE 11. FINANCIAL INSTRUMENTS

The estimated fair values of our financial instruments are as follows (in thousands):

	2003	2002

Cash and cash equivalents	$330,086	$242,584
Long-term debt (including current portion of long-term debt)	(6,092,777)	(5,039,646)
Foreign currency forward contracts and purchased call options in a net gain position	14,474	37,376
Interest rate swap agreements in a net receivable position	23,945	62,835
Fuel swap and zero cost collar agreements in a net receivable position	4,016	7,491

The reported fair values are based on a variety of factors and assumptions. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of December 31, 2003 or 2002 or that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement. Our financial instruments are not held for trading or speculative purposes.

Our exposure under foreign currency contracts, interest rate and fuel swap agreements is limited to the cost of replacing the contracts in the event of non-performance by the counterparties to the contracts, all of which are currently our lending banks. To minimize this risk, we select counterparties with credit risks acceptable to us and we limit our exposure to an individual counterparty. Furthermore, all foreign currency forward contracts are denominated in primary currencies.

ROYAL CARIBBEAN CRUISES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

CASH AND CASH EQUIVALENTS
The carrying amounts of cash and cash equivalents approximate their fair values due to the short maturity of these instruments.

LONG-TERM DEBT
The fair values of our senior notes, senior debentures, Liquid Yield Option™ Notes and zero coupon convertible notes were estimated by obtaining quoted market prices. The fair values of all other debt were estimated using discounted cash flow analyses based on market rates available to us for similar debt with the same remaining maturities.

FOREIGN CURRENCY CONTRACTS
The fair values of our foreign currency forward contracts and purchased call options were estimated using current market prices for similar instruments. Our exposure to market risk for fluctuations in foreign currency exchange rates relates to a ship construction contract and forecasted transactions. We use foreign currency forward contracts and purchased call options to mitigate the impact of fluctuations in foreign currency exchange rates. As of December 31, 2003, we had foreign currency forward contracts and purchased call options in a notional amount of $684.0 million maturing through 2006. The fair value of our foreign currency forward contracts related to ship construction contracts, designated as fair value hedges, was a net unrealized gain of approximately $3.8 million and $31.0 million at December 31, 2003 and 2002, respectively. The fair value of our foreign currency forward contracts and purchased call options related to a ship construction contract, designated as cash flow hedges, was an unrealized gain, net of option premiums, of approximately $11.2 million at December 31, 2003.

INTEREST RATE SWAP AGREEMENTS
The fair values of our interest rate swap agreements were estimated based on quoted market prices for similar or identical financial instruments to those we hold. Our exposure to market risk for changes in interest rates relates to our long-term debt obligations and our operating lease for Brilliance of the Seas. We enter into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense and rent expense.

Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. As of December 31, 2003, we had interest rate swap agreements, designated as fair value hedges, which exchanged fixed interest rates for floating interest rates in a notional amount of $243.8 million, maturing in 2006 through 2011.

Market risk associated with our long-term floating rate debt is the potential increase in interest expense from an increase in interest rates. As of December 31, 2003, we had interest rate swap agreements, designated as cash flow hedges, which, beginning January 2005, exchange floating rate term debt for a fixed interest rate of 4.395% in a notional amount of $25.0 million, maturing in 2008.

Market risk associated with our operating lease for Brilliance of the Seas is the potential increase in rent expense from an increase in sterling LIBOR rates. Beginning January 2004, we have effectively changed £75.0 million of the operating lease obligation from a floating rate to a fixed rate obligation with a weighted-average rate of 5.02% through a combination of interest rate swap agreements, designated as cash flow hedges, and rate fixings with the lessor, maturing in 2012.

FUEL SWAP AGREEMENTS
The fair values of our fuel swap and zero cost collar agreements were estimated based on quoted market prices for similar or identical financial instruments to those we hold. Our exposure to market risk for changes in fuel prices relates to the forecasted consumption of fuel on our ships. We use fuel swap and zero cost collar agreements to mitigate the impact of fluctuations in fuel prices. As of December 31, 2003, we had fuel swap agreements, designated as cash flow hedges, to pay fixed prices for fuel with an aggregate notional amount of $30.2 million, maturing through 2004.

NOTE 12. COMMITMENTS AND CONTINGENCIES

CAPITAL EXPENDITURES
In September 2003, we entered into an agreement with a shipyard to purchase an Ultra-Voyager ship designated for the Royal Caribbean International fleet, scheduled for delivery in the second quarter of 2006. Including the Ultra-Voyager, we had two ships on order at December 31, 2003 for an additional capacity of 5,712 berths. The aggregate cost of the two ships is approximately $1.2 billion, of which we have deposited $93.2 million as of December 31, 2003. We anticipate that overall capital expenditures will be approximately $0.7 billion, $0.3 billion and $0.9 billion for 2004, 2005 and 2006, respectively.

LITIGATION
In 1999, lawsuits were filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that we failed to pay the plaintiffs their full wages. In October 2002, we entered into settlement agreements in connection with the lawsuits. In September 2002, we recorded a charge of $20.0 million in connection with the settlement agreements. In September 2003, we reduced the amount of the charge by approximately $5.8 million based on the actual number of claims filed in these actions.

ROYAL CARIBBEAN CRUISES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

We are routinely involved in other claims typical within the cruise industry. The majority of these claims is covered by insurance. We believe the outcome of such other claims, net of expected insurance recoveries, is not expected to have a material adverse effect on our financial condition, results of operations or liquidity.

OPERATING LEASES
On July 5, 2002, we added Brilliance of the Seas to Royal Caribbean International’s fleet. In connection with this addition, we novated our original ship building contract and entered into an operating lease denominated in British pound sterling. In connection with the novation of the contract, we received $77.7 million for reimbursement of shipyard deposits previously made. The lease payments vary based on sterling LIBOR. The lease has a contractual life of 25 years; however, the lessor has the right to cancel the lease at years 10 and 18. Accordingly, the lease term for accounting purposes is 10 years. In the event of early termination at year 10, we have the option to cause the sale of the vessel at its fair value and use the proceeds toward the applicable termination obligation plus any unpaid amounts due under the contractual term of the lease. Alternatively, we can make a termination payment of approximately £126 million, or approximately $224 million based on the exchange rate at December 31, 2003, and relinquish our right to cause the sale of the vessel. This termination amount, which is our maximum exposure, has been included in the table below for noncancelable operating leases.

In addition, we are obligated under other noncancelable operating leases primarily for office and warehouse facilities, computer equipment and motor vehicles. As of December 31, 2003, future minimum lease payments under noncancelable operating leases were as follows (in thousands):

Year

2004	$ 47,040
2005	45,620
2006	43,152
2007	42,126
2008	41,904
Thereafter (1)	387,777

$607,619

(1)	Under the Brilliance of the Seas lease agreement, we may be required to make a termination payment of approximately £126 million, or approximately $224 milion based on the exchange rate at December 31, 2003, if the lease is canceled at year 10.

Total expense for all operating leases amounted to $44.1 million, $24.3 million and $9.8 million for the years 2003, 2002 and 2001, respectively.

Under the Brilliance of the Seas operating lease, we have agreed to indemnify the lessor to the extent its after-tax return is negatively impacted by unfavorable changes in corporate tax rates and capital allowance deductions. These indemnifications could result in an increase in our lease payments. We are unable to estimate the maximum potential increase in such lease payments due to the various circumstances, timing or combination of events that could trigger such indemnifications. Under current circumstances we do not believe an indemnification is probable.

OTHER
Some of the contracts that we enter into include indemnification provisions that obligate us to make payments to the counterparty if certain events occur. These contingencies generally relate to changes in taxes, increased lender capital costs and other similar costs. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business. There are no stated or notional amounts included in the indemnification clauses and we are not able to estimate the maximum potential amount of future payments, if any, under these indemnification clauses. We have not been required to make any payments under such indemnification clauses in the past and, under current circumstances, we do not believe an indemnification is probable.

If A. Wilhelmsen AS. and Cruise Associates, our two principal shareholders, cease to own a specified percentage of our common stock, we may be obligated to prepay indebtedness outstanding under the majority of our credit facilities, which we may be unable to replace on similar terms. If this were to occur, it could have an adverse impact on our operations and liquidity.

At December 31, 2003, we have future commitments to pay for our usage of certain port facilities, marine consumables, information technology hardware and software, maintenance contracts and communication services as follows (in thousands):

Year

2004	$65,281
2005	48,016
2006	29,693
2007	24,016
2008	23,862
Thereafter	115,844

$306,712

31 ROYAL CARIBBEAN CRUISES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 13. RELATED PARTIES

A. Wilhelmsen AS. and Cruise Associates collectively own approximately 46.1% of our common stock and are parties to a shareholders’ agreement which provides that our board of directors will consist of four nominees of A. Wilhelmsen AS., four nominees of Cruise Associates and our Chief Executive Officer. They have the power to determine, among other things, our policies and the policies of our subsidiaries and actions requiring shareholder approval.

NOTE 14. SUBSEQUENT EVENTS

On March 12, 2004, we announced the cancellation of a one-week sailing due to the unanticipated drydock of one ship.

As of February 17, 2004, the commitment amount under our unsecured revolving credit facility due 2008 has increased to $1.0 billion. The other terms of the facility were unchanged.

In January 2004, we entered into an 8-year, $200.0 million unsecured term loan, at LIBOR plus 1.75%, which can be drawn any time prior to July 1, 2004.

Note 15. Quarterly Data (Unaudited)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter

	2003	2002	2003	2002	2003	2002	2003	2002

	(in thousands, except per share data)
Total Revenues	$880,164	$799,953	$905,841	$821,804	$1,120,199	$1,031,660	$878,045	$780,930
Operating Income	$114,942	$112,412	$117,203	$130,520	$249,161	$241,597	$44,879	$66,446
Net Income (Loss)	$53,174	$52,813	$55,672	$66,700	$191,867	$193,494	$(20,049)	$38,277
Earnings (Loss) Per Share:
Basic	$0.28	$0.27	$0.29	$0.35	$0.99	$1.01	$(0.10)	$0.20
Diluted	$0.27	$0.27	$0.28	$0.34	$0.97	$0.99	$(0.10)	$0.20
Dividends Declared Per Share	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13

32 ROYAL CARIBBEAN CRUISES LTD.

SHAREHOLDER INFORMATION

CORPORATE OFFICE
Royal Caribbean Cruises Ltd.
1050 Caribbean Way
Miami, Florida  33132
Telephone (305) 539-6000
Telecommunications Display Device
(305) 539-4440
Internet http://www.royalcaribbean.com
http://www.celebrity.com

INDEPENDENT AUDITORS
PricewaterhouseCoopers LLP
1900 Wachovia Financial Center
200 S. Biscayne Boulevard
Miami, Florida  33131-2330

COMMON STOCK
Transfer Agent & Register
Wachovia National Bank
1525 West W.T. Harris Boulevard
Building 3C3
Charlotte, NC  28262-1153
Internet http://www.wachovia.com

COMMON STOCK
Common stock of Royal Caribbean Cruises Ltd.
trades on the New York Stock Exchange
(NYSE) and the Oslo Stock Exchange (OSE)
under the symbol "RCL."

The table below sets forth the quarterly high and low prices of the common stock on the New York Stock Exchange:

2003	High	Low	2002	High	Low

First Quarter	$18.21	$12.42	First Quarter	$23.95	$16.03
Second Quarter	23.42	14.60	Second Quarter	24.38	19.35
Third Quarter	32.68	22.27	Third Quarter	20.59	14.00
Fourth Quarter	35.00	27.08	Fourth Quarter	22.44	15.00

ANNUAL MEETING
The annual meeting will be held on Tuesday, May 25, 2004 at 9 a.m. at the Hyatt Regency, Miami, Florida.

OTHER INFORMATION
You can obtain copies of the Company's annual report on Form 20-F, quarterly financial reports, press releases, and corporate governance documents through our Invesetor Relations website at www.rclinvestor.com, or by contacting our Investor Relations department at our corporate headquarters. Our Chief Executive Officer and our Chief Financial Officer have furnished the Sections 302 and 906 certifications required by the Securities and Exchange Commission as exhibits to our annual report on Form 20-F.

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ROYAL CARIBBEAN CRUISES LTD.

ROYAL CARIBBEAN CRUISES LTD., 1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132